Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-268057

Prospectus Supplement

(to Prospectus dated April 25, 2023)

SUPPLEMENT TO

PROSPECTUS FOR

PRIMARY OFFERING OF

20,849,975 CLASS A ORDINARY SHARES UNDERLYING WARRANTS

SECONDARY OFFERING OF

38,850,406 CLASS A ORDINARY SHARES,

9,350,000 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES AND

9,350,000 CLASS A ORDINARY SHARES UNDERLYING WARRANTS

PERFECT CORP.

Recent Developments

This prospectus supplement, together with the prospectus dated April 25, 2023 (the “Prospectus”), is to be used by the selling securityholders named in the Prospectus or their permitted transferees in connection with offers and sales from time to time of the Class A ordinary shares, par value $0.10 per share, of Perfect Corp., a Cayman Islands exempted company with limited liability (“Perfect” or the “Company”) (each, a “Class A Ordinary Share”), warrants to purchase Class A Ordinary Shares, and Class A Ordinary Shares underlying warrants.

July 25, 2023

Highlights for the Three Months Ended June 30, 2023

•	Total revenues grew to $12.7 million, up 11.9% year over year, primarily due to strong growth momentum in AR/AI cloud solutions and subscription revenues.

•	Gross profit was $10.2 million, compared to $9.7 million in the same period of 2022.

•	Net Loss was $0.2 million, compared to a net income of $27.4 million in the same period of 2022.

•	Adjusted net income (non-IFRS)[1] was $1.1 million, compared to adjusted net income (non-IFRS) of $0.6 million in the same period of 2022.

•	The Company had 163 Key Customers[2] as of June 30, 2023, compared with 158 Key Customers as of March 31, 2023.

•	As of June 30, 2023, the Company's customer base included 601 brand clients, with over 655,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, eyewear, and jewelry products, compared with 525 brand clients and over 590,000 digital SKUs as of March 31, 2023.

1 Adjusted net income (loss) is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this prospectus supplement for the definition of such non-IFRS measure.

2 Key Customers refers to the Company's brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

Financial Results for the Three Months Ended June 30, 2023

Revenue

Total revenue was $12.7 million for the three months ended June 30, 2023, up by 11.9% from $$11.3 million in the same period of 2022.

•      AR/AI cloud solutions and subscription revenue increased by 16.3% from $9.5 million in the same period of 2022 to $11.0 million, representing 86.7% of total revenue, mainly due to solid demand for the Company’s online virtual product try-on solutions from brand customers and robust growth in its mobile beauty app subscriptions. The Company’s mobile beauty app active subscribers grew by 63.3% year over year, reaching a historical high of over 777,000 active subscribers at the end of the second quarter of 2023. This increase demonstrates the strong demand for the Company’s mobile beauty app services.

•      Licensing revenue, which is mostly generated from traditional offline services, increased by 6.2% from $1.3 million in the same period of 2022 to $1.4 million, representing 10.9% of our total revenue, compared with 11.5% of total revenue in the second quarter of 2022. This reflects relatively low demand for in-store services compared to online services from brands.

•      Advertisement revenue was $0.3 million, compared to $0.5 million in the same period of 2022. This change is consistent with the Company's strategic focus on delivering AR- and AI-SaaS solutions to customers while allocating fewer resources to advertisement services.

Gross Profit

Gross profit increased by 5.2% year-over-year from 9.7 million in the second quarter of 2022 to $10.2 million in the same period of 2023, representing a change of gross margins from 85.8% in the second quarter of 2022 to 80.6% in the same period of 2023. The change in gross margin was due to an increase in the cost of goods sold, which was driven by the growth in the Company’s mobile beauty app subscriptions. This surge in subscriptions led to higher platform fees paid to third-party digital distribution platforms, namely Apple and Google.

Total Operating Expenses

Total operating expenses increased by 12.5% to $12.3 million for the three months ended June 30,2023, from $11.0 million in the same period of 2022.

•	Sales and marketing (“S&M”) expenses were $6.6 million, representing 51.7% of our total revenue, compared to $6.1 million and 53.6% of total revenue during the same period last year. The 7.9% year-over-year change was primarily due to increase in promotion and user acquisition expenses.

•	Research and development (“R&D”) expenses were $2.8 million, representing 21.8% of total revenue, compared to $2.6 million and 23.3% of total revenue during the same period last year. The 4.6% year-over-year change was resulted from an increase in R&D people cost.

•	General and administrative (“G&A”) expenses were $3.0 million, representing 23.8% of total revenue, compared to $2.2 million and 19.8% of total revenue during the same period last year. The 34.3% year-over-year change was primarily due to an increase in public company-related costs.

Net Loss

Net Loss was $0.2 million for the three months ended June 30, 2023, compared to a net income of $27.4 million during the same period of 2022, mainly due to a $28.4 million adjustment in non-cash valuation gain on financial liabilities at fair value through profit or loss in the second quarter of 2022.

Adjusted Net Income (Non-IFRS)

Adjusted net income was $1.1 million for the three months ended June 30, 2023, compared to adjusted net income of $0.6 million in the same period of 2022.

Liquidity

As of June 30, 2023, the Company held $37.2 million in cash and cash equivalents (or $198.0 million when including 6-month and longer time deposits of $160.8 million, which are classified as current financial assets at amortized cost under IFRS), compared to $95.1 million as of March 31, 2023 (or $196.1 million when including time deposits).

Recent Development

Share Repurchase Plan Update

On May 4, 2023, the Company’s board of directors authorized a share repurchase plan under which the Company may repurchase up to US$20 million of its Class A ordinary shares over the next 12-month period.

Business Outlook

Based on the recent progress of the overall business status in the industry, the stable demand for the Company’s enterprise SaaS solutions, strong growth in the Company’s mobile beauty app subscriptions, and ongoing investment in R&D with generative AI, Perfect Corp. anticipates that for 2023 full year:

•	The Company's total revenue year-over-year growth rate is expected to range from 11.5% to 14.5% compared to 2022.

Note that this forecast is based on the Company's current assessment of the market and operational conditions, and that these factors are subject to change.

Forward-Looking Statements

This prospectus supplement contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this prospectus supplement or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this prospectus supplement will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this prospectus supplement or elsewhere after the date of this prospectus supplement . You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this prospectus supplement.

Use of Non-IFRS Financial Measures

This prospectus supplement release and accompanying tables contain certain non-IFRS financial measures, including adjusted net income, as supplemental metrics in reviewing and assessing Perfect’s operating performance and formulating its business plan. Perfect defined these non-IFRS financial measures as follows:

Adjusted net income (loss) is defined as net income (loss) excluding one-off transaction costs3, non-cash equity-based compensation, non-cash evaluation (gain)/loss of preferred shares, and foreign exchange (gain)/loss. For a reconciliation of adjusted net income (loss) to net income (loss), see the reconciliation table included elsewhere in this prospectus supplement.

Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income are not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.

3 The one-off transaction cost in the second quarter of 2022 included professional services expenditures that the Company incurred in connection with the de-SPAC transaction. No such cost incurred in the same period of 2023.

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2022 AND JUNE 30, 2023

(Expressed in thousands of United States dollars)

	December 31, 2022	June 30, 2023
Assets	Amount	Amount
Current assets
Cash and cash equivalents	$162,616	$37,168
Current financial assets at amortized cost	30,000	160,800
Current contract assets	3,660	1,512
Accounts receivable	7,756	7,641
Other receivables	314	587
Current income tax assets	77	124
Inventories	45	34
Other current assets	4,705	4,655
Total current assets	209,173	212,521
Non-current assets
Property, plant and equipment	289	345
Right-of-use assets	323	850
Intangible assets	119	115
Deferred income tax assets	244	222
Guarantee deposits paid	125	124
Total non-current assets	1,100	1,656
Total assets	$210,273	$214,177

(Continued)

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS (continued)

DECEMBER 31, 2022 AND JUNE 30, 2023

(Expressed in thousands of United States dollars)

	December 31, 2022	June 30, 2023
Liabilities and Equity	Amount	Amount
Current liabilities
Current contract liabilities	$13,024	$15,976
Other payables	9,308	8,095
Other payables – related parties	63	49
Current tax liabilities	155	52
Current provisions	1,855	2,134
Current lease liabilities	251	417
Other current liabilities	261	149
Total current liabilities	24,917	26,872
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	3,207	3,451
Non-current lease liabilities	87	457
Net defined benefit liability, non-current	73	75
Guarantee deposits received	25	25
Total non-current liabilities	3,392	4,008
Total liabilities	28,309	30,880

Equity
Capital stock
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value	10,147	10,147
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value	1,679	1,679
Capital surplus
Capital surplus	556,429	557,870
Retained earnings
Accumulated deficit	(385,884)	(385,395)
Other equity interest
Other equity interest	(407)	(575)
Treasury shares	—	(429)
Total equity	181,964	183,297
Total liabilities and equity	$210,273	$214,177

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(Expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2022	2023	2022	2023
Items	Amount	Amount	Amount	Amount
Revenue	$11,339	$12,687	$23,379	$24,832
Cost of sales and services	(1,614)	(2,455)	(3,282)	(5,024)
Gross profit	9,725	10,232	20,097	19,808
Operating expenses
Sales and marketing expenses	(6,081)	(6,558)	(12,087)	(12,585)
General and administrative expenses	(2,244)	(3,014)	(4,700)	(5,427)
Research and development expenses	(2,646)	(2,767)	(5,358)	(5,396)
Total operating expenses	(10,971)	(12,339)	(22,145)	(23,408)
Operating loss	(1,246)	(2,107)	(2,048)	(3,600)
Non-operating income and expenses
Interest income	141	2,411	178	4,609
Other income	1	5	11	7
Other gains and losses	28,550	(474)	28,977	(459)
Finance costs	(2)	(3)	(5)	(5)
Total non-operating income and expenses	28,690	1,939	29,161	4,152
Income (loss) before income tax	27,444	(168)	27,113	552
Income tax expense	(31)	(38)	(161)	(63)
Net income (loss)	$27,413	$(206)	$26,952	$489

Other comprehensive loss
Components of other comprehensive loss that will not be reclassified to profit or loss
Credit risk changes in financial instrument - Preferred shares	$(7)	$—	$(7)	$—
Components of other comprehensive loss that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations	(591)	(170)	(1,001)	(168)
Other comprehensive loss, net	$(598)	$(170)	$(1,008)	$(168)
Total comprehensive income (loss)	$26,815	$(376)	$25,944	$321
Net income (loss), attributable to:
Shareholders of the parent	$27,413	$(206)	$26,952	$489
Total comprehensive income (loss) attributable to:
Shareholders of the parent	$26,815	$(376)	$25,944	$321
Earnings (loss) per share (in dollars)
Basic earnings (loss) per share of Class A and Class B Ordinary Shares	$0.477	$(0.002)	$0.469	$0.004
Diluted earnings (loss) per share of Class A and Class B Ordinary Shares	$(0.006)	$(0.002)	$(0.014)	$0.004

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL MEASURES – ADJUSTED NET INCOME (LOSS) CALCULATION

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(Expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2022	2023	2022	2023
Items	Amount	Amount	Amount	Amount
Net Income (Loss)	$27,413	$(206)	$26,952	$489
One-off Transaction Costs	1,225	—	2,825	33
Non-Cash Equity-Based Compensation	552	791	1,006	1,441
Non-Cash Evaluation (Gain)/Loss of financial liabilities	(28,374)	296	(28,374)	244
Foreign Exchange (Gain)/Loss	(176)	179	(603)	215
Adjusted Net Income	$640	$1,060	$1,806	$2,422